# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CONCENTRIX CORPORATION, CIK 0001803599
CUSIP: 20602D101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 39899 BALENTINE DRIVE, NEWARK, California (CA), 94560
Date of event which requires filing of this statement: 04/29/2026
Filed by CIK 0001179313
Persons authorized to receive notices and communications: Priscilla Maters, c/o Groupe Bruxelles Lambert, 24 avenue Marnix, Brussels, Belgium (C9), 1000, 32 22891717

## Reporting persons
- FINPAR VI SA: type of reporting person: other (OO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 38,623; sole dispositive power 0; shared dispositive power 38,623; aggregate amount beneficially owned 38,623 (0.06% of the class)
- FINPAR V SA: type of reporting person: other (OO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 35,964; sole dispositive power 0; shared dispositive power 35,964; aggregate amount beneficially owned 35,964 (0.06% of the class)
- Sapiens S.ar.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 2,699,080; sole dispositive power 0; shared dispositive power 2,699,080; aggregate amount beneficially owned 2,699,080 (4.42% of the class)
- GBL Verwaltung S.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 2,699,080; sole dispositive power 0; shared dispositive power 2,699,080; aggregate amount beneficially owned 2,699,080 (4.42% of the class)
- Groupe Bruxelles Lambert (CIK 0001179313): type of reporting person: other (OO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 2,773,667; sole dispositive power 0; shared dispositive power 2,773,667; aggregate amount beneficially owned 2,773,667 (4.55% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CONCENTRIX CORPORATION
Address of issuer's principal executive offices: 39899 BALENTINE DRIVE, NEWARK, California (CA), 94560
Comment: This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Schedule 13D, originally filed on October 5, 2023 (the "Original Schedule 13D") and Amendment No. 1, filed on January 30, 2026 ("Amendment No. 1" and, together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Concentrix Corporation (the "Issuer"), a Delaware corporation. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms not otherwise defined in this Amendment No. 2 shall have the same meanings ascribed thereto in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (c) and Item 5(e) of Schedule 13D are hereby amended and restated as follows:

The responses of the Reporting Persons to rows (11) and (13) on the cover pages hereto is incorporated by reference herein.

The Reporting Persons beneficially own an aggregate of 2,773,667 shares of Common Stock, representing 4.55% of the outstanding shares of Common Stock of the Issuer. Calculations of the percentage of the shares of Common Stock beneficially owned are based on an aggregate of 61,004,826 shares of Common Stock outstanding as of March 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2026, filed with the SEC on April 3, 2026.

As of the date hereof,

(i) FINPAR VI directly holds 38,623 shares of Common Stock;

(ii) FINPAR V directly holds 35,964 shares of Common Stock; and

(iii) Sapiens directly holds 2,699,080 shares of Common Stock.

GBLV is the parent company of Sapiens, and therefore may be deemed to beneficially own the 2,699,080 shares of Common Stock directly held by the foregoing.

GBL is the parent company of GBLV, FINPAR VI and FINPAR V and therefore may be deemed to beneficially own the 2,773,667 shares of Common Stock directly held by Sapiens, FINPAR VI and FINPAR V

The Reporting Persons are also entitled to receive an additional 442,759 Earnout Shares if certain conditions set forth in the SPA occur, including the share price of Common Stock reaching $170.00 per share within seven years from the Closing Date (based on daily volume weighted average prices measured over a specified period). See "Put Option Share Purchase and Contribution Agreements" in Item 3 of the Original Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows (7) through (10) on the cover pages hereto and Item 5(a) hereof are incorporated by reference herein.
Transactions in the class effected during the past sixty days: On April 29, 2026, Sapiens sold 6,000,000 shares of Common Stock for $22.25 per share, in a block trade pursuant to Rule 144. Except for such transaction, the Reporting Persons have not effected any other transactions in Common Stock since the filing of Amendment No. 1.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: After giving effect to the April 29, 2026 sale by Sapiens, the Reporting Persons ceased to beneficially own 5% of the Common Stock and have no further beneficial ownership reporting obligations.

## Signatures
- FINPAR VI SA: /s/ Priscilla Maters - /s/ Xavier Likin, Priscilla Maters / Director - Xavier Likin / Director (05/01/2026)
- FINPAR V SA: /s/ Priscilla Maters - /s/ Xavier Likin, Priscilla Maters / Director - Xavier Likin / Director (05/01/2026)
- Sapiens S.ar.l.: /s/ Priscilla Maters - /s/ Serge Saussoy, Priscilla Maters / Director - Serge Saussoy / Director (05/01/2026)
- GBL Verwaltung S.A.: /s/ Priscilla Maters - /s/ Serge Saussoy, Priscilla Maters / Director - Serge Saussoy / Director (05/01/2026)
- Groupe Bruxelles Lambert: /s/ Priscilla Maters - /s/ Xavier Likin, Priscilla Maters / General Counsel - Xavier Likin / Chief Financial Officer (05/01/2026)